Exhibit 99.2

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED

JUNE 30, 2019 AND 2018

Maverix Metals Inc.

Condensed Consolidated Interim Statements of Financial Position

(in thousands of Canadian dollars - unaudited)

	June 30, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	$5,457	$6,844
Accounts receivable	7,426	7,811
Prepaid expenses and other current assets	325	365
Total current assets	13,208	15,020

Non-current assets
Royalty, stream and other interests (Note 4)	262,555	270,236
Investments (Note 5)	5,418	6,082
Deferred financing costs and other	1,810	1,118
Deferred tax asset	1,077	1,123
Total assets	$284,068	$293,579

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$1,885	$2,666
Income taxes payable	67	1,035
Total current liabilities	1,952	3,701

Non-current liabilities
Credit facility (Note 6)	16,359	16,780
Lease liability	216	—
Total liabilities	18,527	20,481

Equity
Capital and reserves
Share capital (Note 7a)	247,433	246,429
Reserves	18,052	17,529
Accumulated other comprehensive income	627	12,069
Deficit	(571)	(2,929)
Total equity	265,541	273,098
Total liabilities and equity	$284,068	$293,579

Contractual Obligations (Note 15)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

ON BEHALF OF THE BOARD:

          “signed”          Geoff Burns, Director         “signed”         Daniel O’Flaherty, Director

Maverix Metals Inc.

Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive (Loss) Income

(in thousands of Canadian dollars, except for earnings (loss) per share — unaudited)

	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Gold and silver sales (Note 13)	$3,437	$1,897	$5,430	$2,892
Royalty revenue (Note 13)	5,909	6,582	11,452	12,353
Total revenue	9,346	8,479	16,882	15,245

Cost of sales, excluding depletion	(1,117)	(933)	(1,996)	(1,419)
Depletion (Note 4)	(4,091)	(4,487)	(6,903)	(7,757)
Total cost of sales	(5,208)	(5,420)	(8,899)	(9,176)
Gross profit	4,138	3,059	7,983	6,069

Administrative expenses, excluding share-based compensation (Note 8)	(1,958)	(1,223)	(3,089)	(2,120)
Share-based compensation expense	(1,035)	(887)	(1,323)	(993)
Income from operations	1,145	949	3,571	2,956

Other income and expenses
Foreign exchange loss	(164)	(191)	(93)	(280)
Other income (expense)	83	(167)	(136)	(88)
Finance expense	(406)	(1,150)	(776)	(1,594)
Income (loss) before income taxes	658	(559)	2,566	994

Income tax recovery (expense) (Note 12)	161	101	(208)	(247)
Net income (loss) for the period	$819	$(458)	$2,358	$747

Earnings (loss) per share (Note 9)
Basic earnings (loss) per share	$0.01	$(0.01)	$0.02	$0.01
Diluted earnings (loss) per share	$0.01	$(0.01)	$0.02	$0.01

Weighted average number of common shares outstanding (Note 7a):
Basic	108,006,690	77,875,296	107,879,237	77,615,420
Diluted	116,960,278	77,875,296	116,468,139	81,011,013

Other Comprehensive (Loss) Income
Net income (loss) for the period	$819	$(458)	$2,358	$747
Item that may subsequently be reclassified to net income (loss):
Foreign currency translation	(5,600)	2,979	(11,181)	6,810
Item that will not be subsequently reclassified to net income (loss):
Changes in fair value of investments	866	(617)	(261)	(297)
Comprehensive (loss) income for the period	$(3,915)	$1,904	$(9,084)	$7,260

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Maverix Metals Inc.

Condensed Consolidated Interim Statements of Cash Flows

(in thousands of Canadian dollars - unaudited)

	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Operating activities
Net income (loss) for the period	$819	$(458)	$2,358	$747

Depletion and amortization	4,116	4,500	6,951	7,813
Income tax (recovery) expense	(161)	(101)	208	247
Share-based compensation expense	1,035	887	1,323	993
Finance expense	406	1,144	776	1,458
Unrealized foreign exchange loss (gain)	35	107	(48)	225
Unrealized (gain) loss on warrants	(75)	—	164	—
Income taxes paid	(788)	(647)	(1,131)	(674)
Changes in non-cash working capital (Note 10)	1,680	(1,935)	(644)	(3,906)
Net cash provided by operating activities	$7,067	$3,497	$9,957	$6,903

Investing activities
Acquisition of stream, royalty and other interests and other (Note 3)	(77)	(22,308)	(10,305)	(22,422)
Proceeds from disposal of equity investments	—	959	—	959
Net cash used in investing activities	$(77)	$(21,349)	$(10,305)	$(21,463)

Financing activities
Proceeds from credit facility (Note 6)	—	13,276	6,036	13,276
Repayment of credit facility (Note 6)	(5,778)	—	(5,778)	—
Proceeds from exercise of stock options	69	—	204	207
Financing costs	(595)	(840)	(595)	(840)
Interest paid and other	(343)	—	(678)	(402)
Net cash (used in) provided by financing activities	$(6,647)	$12,436	$(811)	$12,241

Effect of exchange rate changes on cash and cash equivalents	(106)	341	(228)	481
Increase (decrease) in cash and cash equivalents	237	(5,075)	(1,387)	(1,838)
Cash and cash equivalents at the beginning of the period	5,220	13,388	6,844	10,151
Cash and cash equivalents at the end of the period	$5,457	$8,313	$5,457	$8,313

Supplemental cash flow information (Note 10)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Maverix Metals Inc.

Condensed Consolidated Interim Statements of Changes in Equity

(in thousands of Canadian dollars, except for number of shares - unaudited)

	Issued shares	Share capital $	Share warrant reserve $	Share option reserve $	Accumulated other comprehensive income (loss) $	Deficit $	Total equity $
As at December 31, 2018	107,715,646	246,429	14,534	2,995	12,069	(2,929)	273,098
Total comprehensive (loss) income	—	—	—	—	(11,442)	2,358	(9,084)
Shares issued as compensation (Note 7a)	107,705	559	—	—	—	—	559
Shares issued for options exercised (Note 7c)	189,000	445	—	(241)	—	—	204
Share-based compensation	—	—	—	764	—	—	764
As at June 30, 2019	108,012,351	247,433	14,534	3,518	627	(571)	265,541

As at December 31, 2017	76,797,915	138,412	7,827	3,160	(7,043)	(5,640)	136,716
Total comprehensive income	—	—	—	—	6,513	747	7,260
Shares and warrants issued to Newmont for Royalties	30,000,000	105,619	6,707	—	—	—	112,326
Shares issued as interest payment	50,216	165	—	—	—	—	165
Shares issued as compensation (Note 7a)	168,335	555	—	—	—	—	555
Shares issued for options exercised (Note 7c)	192,000	437	—	(234)	—	—	203
Share-based compensation	—	—	—	447	—	—	447
As at June 30, 2018	107,208,466	245,188	14,534	3,373	(530)	(4,893)	257,672

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

1.              NATURE OF OPERATIONS

Maverix Metals Inc. (“Maverix” or the “Company”) is incorporated and domiciled in Canada and its registered head office address is Suite 575, 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada.

Maverix is a resource-based company that seeks to acquire and manage royalties and metal purchase agreements (“Streams”) on projects that are in an advanced stage of development or on operating mines producing precious or other metals. Royalty interests (“Royalty” or collectively, “Royalties”) are non-operating interests in mining projects that provide Maverix with the right to a percentage of the gross revenue from the metals produced from the project after deducting specified costs, if any (a Net Smelter Returns (“NSR”) royalty) or a percentage of the gross revenue from precious or other metals produced from the project (a Gross Revenue Royalty (“GRR”)). Under a Stream interest, Maverix makes an upfront payment to acquire the Stream and then receives the right to purchase, at a fixed or variable price per unit based on the spot price of the precious or other metal, a percentage of a mine’s production for a specified period or for the life of the mine.

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors of the Company on August 13, 2019.

2.              SIGNIFICANT ACCOUNTING POLICIES

A.            Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), applicable to preparation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting. Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2018.

The accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2018, with the exception of the new accounting policies described in Note 2(c) of the condensed consolidated interim financial statements for the three months ended March 31, 2019 related to the adoption of IFRS 16, Leases and IFRS Interpretations Committee Interpretation 23, Uncertainty over Income Tax Treatments. The Company’s interim results are not necessarily indicative of its results for a full year.

B.            Basis of Preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value. The condensed consolidated interim financial statements are presented in Canadian dollars, unless otherwise noted.

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

3.              STREAM ACQUISITION

In March 2019, Maverix entered into an agreement to purchase 22.5% of the silver produced from Ascendant Resources Inc.’s (“Ascendant”) operating El Mochito mine (the “El Mochito Stream”). As consideration for the El Mochito Stream, Maverix made an upfront cash payment of $10.2 million (US$7.5 million). If certain production milestones are met, the El Mochito Stream percentage will decrease from 22.5% to 20% for the remaining life of the mine. Subject to Ascendant satisfying certain conditions, Maverix may make an additional US$7.5 million payment for an additional 17.5% of the silver produced from the El Mochito mine. If the additional payment is made, then Maverix will be entitled to purchase a total of 40% of the silver produced from the El Mochito mine until it has purchased 3,000,000 ounces, at which point the silver stream percentage will decrease to 30% for the remaining life of the mine. Maverix will make ongoing cash payments to Ascendant equal to 25% of the spot price of silver for each ounce delivered.

4.              ROYALTY, STREAM AND OTHER INTERESTS

As at and for the six months ended June 30, 2019:

		Cost			Accumulated Depletion			Foreign	Carrying
(in thousands)	Country	Opening	Additions	Ending	Opening	Depletion	Ending	Exchange	Amount
		$	$	$	$	$	$	$	$
Amulsar	ARM	18,748	—	18,748	—	—	—	(111)	18,637
Beta Hunt — Gold and Nickel	AUS	19,964	—	19,964	(6,336)	(851)	(7,187)	(539)	12,238
Calcatreu	ARG	2,860	—	2,860	—	—	—	19	2,879
Converse	USA	13,220	—	13,220	—	—	—	(81)	13,139
Dominador	CHL	598	—	598	—	—	—	(20)	578
El Mochito	HON	—	10,282	10,282	—	(782)	(782)	(198)	9,302
Florida Canyon	USA	15,984	—	15,984	(1,965)	(495)	(2,460)	(7)	13,517
Gemfield	USA	11,587	—	11,587	—	—	—	(71)	11,516
Hasbrouck-Three Hills	USA	6,713	—	6,713	—	—	—	(41)	6,672
Hope Bay	CAN	30,682	—	30,682	(1,001)	(356)	(1,357)	(186)	29,139
Karma	BFA	25,870	—	25,870	(3,042)	(1,039)	(4,081)	389	22,178
La Bolsa	MEX	4,680	—	4,680	—	—	—	31	4,711
La Colorada	MEX	22,620	—	22,620	(3,033)	(521)	(3,554)	134	19,200
Lightning Nickel	AUS	434	—	434	(416)	—	(416)	(18)	—
McCoy-Cove	CAN	15,807	—	15,807	—	—	—	(97)	15,710
Moose River	CAN	4,810	—	4,810	(1,104)	(390)	(1,494)	28	3,344
Moss	USA	27,056	7	27,063	(90)	(540)	(630)	(516)	25,917
Mt. Carlton	AUS	12,772	—	12,772	(4,695)	(803)	(5,498)	(452)	6,822
Romero	DOM	6,984	—	6,984	—	—	—	(231)	6,753
San Jose Mine	MEX	7,150	—	7,150	(2,267)	(392)	(2,659)	36	4,527
Shalipayco	PER	4,290	—	4,290	—	—	—	29	4,319
Silvertip	CAN	5,858	—	5,858	(119)	(232)	(351)	(187)	5,320
Tres Cruces	PER	4,680	—	4,680	—	—	—	31	4,711
Vivien	AUS	4,457	—	4,457	(2,663)	(502)	(3,165)	(132)	1,160
Other royalties	Various	16,671	—	16,671	(103)	—	(103)	(148)	16,420
Other	USA	4,127	—	4,127	(295)	—	(295)	14	3,846
Total(1)		288,622	10,289	298,911	(27,129)	(6,903)	(34,032)	(2,324)	262,555

(1)         Total royalty, stream, and other interests include carrying amounts in the following countries: $97.5 million in United States, $39.2 million in Canada, $28.4 million in Mexico, $22.3 million in Burkina Faso, $22.0 million in Australia, $18.6 in Armenia, $11.0 million in Peru, $9.3 million in Honduras, $6.8 million in Dominican Republic, $4.2 million in Argentina and $3.3 million in other various countries.

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

As at and for the year ended December 31, 2018:

		Cost			Accumulated Depletion			Foreign	Carrying
(in thousands)	Country	Opening	Additions	Ending	Opening	Depletion	Ending	Exchange	Amount
		$	$	$	$	$	$	$	$
Amulsar	ARM	—	18,748	18,748	—	—	—	679	19,427
Beta Hunt — Gold and Nickel	AUS	19,964	—	19,964	(1,533)	(4,803)	(6,336)	—	13,628
Calcatreu	ARG	2,860	—	2,860	—	—	—	141	3,001
Converse	USA	—	13,220	13,220	—	—	—	476	13,696
Dominador	CHL	598	—	598	—	—	—	5	603
Florida Canyon	USA	15,984	—	15,984	(759)	(1,206)	(1,965)	578	14,597
Gemfield	USA	—	11,587	11,587	—	—	—	417	12,004
Hasbrouck-Three Hills	USA	—	6,713	6,713	—	—	—	242	6,955
Hope Bay	CAN	—	30,682	30,682	—	(1,001)	(1,001)	1,057	30,738
Karma	BFA	25,852	18	25,870	(446)	(2,596)	(3,042)	1,354	24,182
La Bolsa	MEX	4,680	—	4,680	—	—	—	231	4,911
La Colorada	MEX	22,620	—	22,620	(1,368)	(1,665)	(3,033)	960	20,547
Lightning Nickel	AUS	434	—	434	(26)	(390)	(416)	(18)	0
McCoy-Cove	USA	—	15,807	15,807	—	—	—	569	16,376
Moose River	CAN	4,810	—	4,810	(86)	(1,018)	(1,104)	179	3,885
Moss	USA	—	27,056	27,056	—	(90)	(90)	595	27,539
Mt. Carlton	AUS	12,772	—	12,772	(2,635)	(2,060)	(4,695)	(144)	7,933
Romero	DOM	6,984	—	6,984	—	—	—	55	7,039
San Jose	MEX	7,150	—	7,150	(1,265)	(1,002)	(2,267)	237	5,120
Shalipayco	PER	4,290	—	4,290	—	—	—	212	4,502
Silvertip	CAN	5,858	—	5,858	—	(119)	(119)	44	5,783
Tres Cruces	PER	4,680	—	4,680	—	—	—	231	4,911
Vivien	AUS	4,457	—	4,457	(1,551)	(1,112)	(2,663)	(71)	1,723
Other royalties	Various	4,944	11,727	16,671	—	(103)	(103)	548	17,116
Other	USA	—	4,127	4,127	—	(295)	(295)	167	4,020
Total(1)		148,937	139,685	288,622	(9,669)	(17,460)	(27,129)	8,743	270,236

(1)         Total royalty, stream, and other interests include carrying amounts in the following countries: $102.7 million in United States, $41.9 million in Canada, $30.6 million in Mexico, $25.1 million in Australia, $24.4 million in Burkina Faso, $19.4 in Armenia, $11.5 million in Peru, $7.0 million in Dominican Republic, $4.4 million in Argentina and $3.2 million in other various countries.

5.              INVESTMENTS

As at and for the six months ended June 30, 2019:

	Balance at December 31, 2018	Additions	Fair Value Adjustments	Disposals	Foreign Exchange	Balance at June 30, 2019

Common shares(1)	$5,762	$—	$(261)	$—	$(229)	$5,272
Warrants(2)	320	—	(164)	—	(10)	146
Total Investments	$6,082	$—	$(425)	$—	$(239)	$5,418

(1)         Fair value adjustments recorded within Other Comprehensive (Loss) Income for the period.

(2)         Fair value adjustments recorded within Net Income (Loss) for the period.

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

As at and for the year ending December 31, 2018:

	Balance at December 31, 2017	Additions	Fair Value Adjustments	Disposals	Foreign Exchange	Balance at December 31, 2018

Common shares	$—	$7,059	$2,691	$(4,179)	$191	$5,762
Warrants	—	190	121	—	9	320
Total Investments	$—	$7,249	$2,812	$(4,179)	$200	$6,082

6.              CREDIT FACILITY

In April 2019, the Company amended and increased its credit agreement with Canadian Imperial Bank of Commerce (“CIBC”) and National Bank of Canada (“National Bank”), allowing the Company to borrow up to US$75 million (the “Revolving Facility”). Amounts drawn on the amended Revolving Facility are subject to interest at LIBOR plus 2.00% to 3.00% per annum, and the undrawn portion is subject to a standby fee of 0.45% to 0.675% per annum, both of which are dependent on the Company’s leverage ratio. The amended Revolving Facility has a term of four years, which is extendable through mutual agreement between Maverix, CIBC, and National Bank.

As at June 30, 2019, the Company was in compliance with its covenants as defined in the Revolving Facility agreement.

The following table summarizes the Company’s revolving credit facility as at June 30, 2019 and changes during the six month period then ended:

Revolving Facility
Balance at December 31, 2017	$—
Proceeds	23,618
Repayment	(7,203)
Foreign exchange movement	365
Balance at December 31, 2018	16,780
Proceeds	6,036
Repayment	(5,778)
Foreign exchange movement	(679)
Balance at June 30, 2019	$16,359

Subsequent to June 30, 2019, the Company repaid US$1.0 million under the Revolving Facility, leaving an undrawn and available balance of US$63.5 million.

Amortization of the deferred financing costs related to the Revolving Facility for the three and six month periods ending June 30, 2019 were $0.1 million and $0.2 million, respectively.

7.              SHARE CAPITAL

a)             Authorized, Issued and Outstanding shares

The Company is authorized to issue an unlimited number of common shares without par value.

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

In May 2019, the Company consolidated its issued and outstanding common shares on the basis of two (2) pre-consolidation common shares for each one (1) post-consolidation common share (the “Share Consolidation”). As a result of the Share Consolidation, the 215,896,670 pre-consolidation shares were consolidated to 107,948,351 post-consolidation shares. The exercise price and the number of common shares issuable under the Company’s stock option plan and share purchase warrants were proportionately adjusted based on the ratio of the Share Consolidation. All comparative information has been adjusted to reflect the Share Consolidation.

During the three months ended June 30, 2019, the Company issued 107,705 common shares for $0.6 million in share-based compensation based on a $5.18 share price. During the three months ended June 30, 2018, the Company issued 168,335 common shares for $0.6 million in share-based compensation based on a $3.30 share price.

b)             Share Purchase Warrants

A listing of the Company’s outstanding warrants as at June 30, 2019 is presented below:

Number outstanding	Exercise Price US$	Expiry Date
5,000,000	$1.56	July 8, 2021
3,250,000	$2.41	July 8, 2021
5,000,000	$2.41	December 23, 2021
5,000,000	$3.28	June 29, 2023
18,250,000

c)              Share Based Payments - Share Option Plan

The following table summarizes options which were outstanding and exercisable as at June 30, 2019 and 2018 and changes during the six month periods then ended:

	Options Outstanding	Weighted average exercise price per option
	#	$
Balance at December 31, 2018	3,176,518	2.28
Granted	893,252	5.18
Exercised	(189,000)	1.08
Forfeited	(5,000)	5.18
Balance at June 30, 2019	3,875,770	3.00

Options which have vested and are exercisable as at June 30, 2019	2,536,736	2.18

Balance at December 31, 2017	2,716,903	1.88
Granted	906,565	3.30
Exercised	(192,000)	1.08
Forfeited	(224,950)	2.80
Cancelled	(25,000)	1.08
Balance at June 30, 2018	3,181,518	2.28

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

A listing of the Company’s outstanding options as at June 30, 2019 are presented below:

Number outstanding	Exercise Price	Expiry Date
1,047,500	$1.08	July 11, 2021
882,372	$2.80	April 28, 2022
156,081	$2.80	June 1, 2022
901,565	$3.30	May 31, 2023
888,252	$5.18	April 3, 2024
3,875,770

The following are the weighted average assumptions used in the Black-Scholes Model to estimate the fair value of options granted for the six month periods ended June 30, 2019 and 2018:

	Six months ended June 30, 2019	Six months ended June 30, 2018
Risk-free interest rate	1.6%	2.1%
Expected volatility	48%	51%
Expected life	3 years	3 years
Expected dividend yield	Nil	Nil

The weighted-average common share price, at the time of exercise, for the options that were exercised during the six months ended June 30, 2019 was $5.32 per share (six months ended June 30, 2018: $3.32 per share). The weighted average remaining contractual life of the options as at June 30, 2019 was 3.32 years (June 30, 2018: 3.84 years).

8.              ADMINISTRATIVE EXPENSES

	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Corporate administration	$733	$249	$1,011	$406
Employee salaries and benefits	1,019	606	1,806	1,171
Professional fees	181	355	224	487
Amortization	25	13	48	56
Total administrative expenses	$1,958	$1,223	$3,089	$2,120

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

9.              DILUTED EARNINGS (LOSS) PER SHARE

Diluted earnings (loss) per share is calculated based on the following:

	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Net income (loss) for the period	$819	$(458)	$2,358	$747
Basic weighted average number of shares	108,006,690	77,875,296	107,879,237	77,615,420
Basic earnings (loss) per share	$0.01	$(0.01)	$0.02	$0.01

Effect of dilutive securities
Warrants	7,270,448	—	6,903,837	2,571,056
Stock options	1,683,140	—	1,685,065	824,537
Diluted weighted average number of common shares	116,960,278	77,875,296	116,468,139	81,011,013
Diluted earnings (loss) per share	$0.01	$(0.01)	$0.02	$0.01

The following table lists the number of stock options and warrants excluded from the computation of diluted earnings per share because the exercise prices plus the unamortized share-based compensation per share exceeded the average market value of the common shares during the three and six month periods ending June 30, 2019 of $5.37 and $5.08, respectively ($3.24 and $3.30 for the comparable periods in 2018).

	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Stock options	888,252	298,869	888,252	298,869
Warrants	—	54,945	—	54,945

10.       SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital:	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Accounts receivable	$2,325	$(1,572)	$75	$(3,273)
Prepaid expenses and other current assets	72	(14)	26	(89)
Accounts payable and accrued liabilities	(717)	(349)	(745)	(544)
Changes in non-cash working capital	$1,680	$(1,935)	$(644)	$(3,906)

Significant non-cash transactions:
Shares and warrants issued for acquisition of royalties	$—	$112,326	$—	$112,326
Settlement of receivables in equity investments	—	362	—	1,705
Interest on CEF Facility paid in common shares	$—	$165	$—	$165

Cash and cash equivalents at the end of the period:
Cash at bank	$5,457	$8,313	$5,457	$8,313

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

11.       RELATED PARTY DISCLOSURES

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including any director of the Company. Compensation for key management personnel of the Company was as follows:

	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Salaries and benefits	$737	$351	$1,541	$604
Share-based compensation	944	98	1,183	189
Total compensation	$1,681	$449	$2,724	$793

During the three and six month periods ended June 30, 2019, the Company purchased $0.6 million and $1.4 million, respectively ($0.9 million and $1.4 million for the comparable periods in 2018) of refined gold from Pan American Silver Corp. (“Pan American”) at a price of US$650 per ounce purchased under its La Colorada gold Stream agreement (Note 15). As a consequence of its shareholding, Pan American is deemed to have a significant influence over the Company.

12.       INCOME TAXES

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rates to the income before income taxes due to the following:

	Three months ended June 30, 2019	Three months ended June 30, 2018	Six months ended June 30, 2019	Six months ended June 30, 2018
Income (loss) before income taxes	$658	$(559)	$2,566	$994
Statutory tax rate	27%	27%	27%	27%
Expected expense (recovery) of income taxes	$178	$(151)	$693	$268

Increase (decrease) due to:
Foreign tax rate differences	67	26	119	53
Non-deductible expenses	130	95	210	124
Withholding taxes	114	204	215	246
Change in unrecognized temporary differences	(263)	208	(601)	453
Effect of true-ups in prior year temporary differences	(387)	(483)	(428)	(897)
Income tax (recovery) expense	$(161)	$(101)	$208	$247

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

13.       SEGMENT INFORMATION

The Company’s reportable operating segments are components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker, for the purpose of assessing performance. An operating segment is a component of an entity that engages in business activities, operating results are reviewed with respect to resource allocation and for which discrete financial information is available. The Corporation’s executive head office and general corporate administration (including finance expenses) are included within ‘Corporate’ to reconcile the reportable segments to the condensed consolidated interim financial statements. Segmented information is summarized in the tables below:

For the three months ended June 30, 2019:

	Sales	Royalty Revenue	Costs of sales excluding depletion	Depletion	Income (loss) before taxes	Cash from (used in) operations
	$	$	$	$	$	$

Beta Hunt	—	763	—	(436)	327	2,821
El Mochito	1,714	—	(422)	(782)	510	1,292
Florida Canyon	—	534	—	(245)	289	534
Hope Bay	—	660	—	(175)	485	696
Karma	—	596	—	(471)	125	1,304
La Colorada	1,155	—	(582)	(220)	353	572
Moose River	—	319	—	(200)	119	330
Moss	568	—	(113)	(356)	99	454
Mt. Carlton	—	1,287	—	(466)	821	921
San Jose	—	554	—	(181)	373	449
Silvertip	—	410	—	(171)	239	299
Vivien	—	738	—	(388)	350	724
Other	—	48	—	—	48	47
Corporate	—	—	—	—	(3,480)	(3,376)
Consolidated total	3,437	5,909	(1,117)	(4,091)	658	7,067

For the three months ended June 30, 2018:

(in thousands)	Gold sales	Royalty Revenue	Costs of sales excluding depletion	Depletion	Income (loss) before taxes	Cash from (used in) operations
	$	$	$	$	$	$

Beta Hunt	—	1,396	—	(826)	570	(87)
Florida Canyon	—	462	—	(343)	119	396
Hope Bay	—	759	—	(407)	352	319
Karma	—	624	—	(521)	103	823
La Colorada	1,897	—	(933)	(465)	499	965
Moose River	—	477	—	(259)	218	746
Mt. Carlton	—	1,043	—	(545)	498	1,194
San Jose	—	364	—	(215)	149	433
Silvertip	—	32	—	—	32	10
Vivien	—	732	—	(314)	418	815
Other	—	693	—	(592)	101	323
Corporate	—	—	—	—	(3,618)	(2,440)
Consolidated total	1,897	6,582	(933)	(4,487)	(559)	3,497

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

For the six months ended June 30, 2019:

	Sales	Royalty Revenue	Costs of sales excluding depletion	Depletion	Income (loss) before taxes	Cash from (used in) operations
	$	$	$	$	$	$

Beta Hunt	—	1,587	—	(851)	736	2,821
El Mochito	1,714	—	(422)	(782)	510	1,292
Florida Canyon	—	1,044	—	(495)	549	1,074
Hope Bay	—	1,338	—	(356)	982	1,219
Karma	—	1,298	—	(1,039)	259	1,304
La Colorada	2,732	—	(1,378)	(521)	833	1,354
Moose River	—	693	—	(390)	303	717
Moss	984	—	(196)	(540)	248	787
Mt. Carlton	—	2,185	—	(803)	1,382	1,838
San Jose	—	978	—	(392)	586	800
Silvertip	—	713	—	(232)	481	494
Vivien	—	1,442	—	(502)	940	1,299
Other	—	174	—	—	174	152
Corporate	—	—	—	—	(5,417)	(5,194)
Consolidated total	5,430	11,452	(1,996)	(6,903)	2,566	9,957

For the six months ended June 30, 2018:

(in thousands)	Gold sales	Royalty Revenue	Costs of sales excluding depletion	Depletion	Income (loss) before taxes	Cash from (used in) operations
	$	$	$	$	$	$

Beta Hunt	—	2,452	—	(1,586)	866	276
Florida Canyon	—	1,037	—	(618)	419	771
Hope Bay	—	759	—	(407)	352	319
Karma	—	1,441	—	(1,191)	250	1,367
La Colorada	2,892	—	(1,419)	(707)	766	1,474
Moose River	—	1,304	—	(444)	860	1,098
Mt Carlton	—	2,235	—	(1,025)	1,210	2,319
San Jose	—	794	—	(464)	330	805
Silvertip	—	32	—	—	32	10
Vivien	—	1,544	—	(660)	884	1,551
Other	—	755	—	(655)	100	353
Corporate	—	—	—	—	(5,075)	(3,440)
Consolidated total	2,892	12,353	(1,419)	(7,757)	994	6,903

14.       FAIR VALUE MEASUREMENTS

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares held that have direct listings on an exchange are classified as Level 1.

Level 2: Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.

MAVERIX METALS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

(Expressed in thousands of Canadian Dollars, unless stated otherwise - unaudited)

Level 3: Prices or valuation techniques that require inputs that are both significant to fair value measurement and unobservable (supported by little or no market activity).

The following table summarizes the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at June 30, 2019 and December 31, 2018. In accordance with IFRS 13, Fair Value Measurements, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	As at June 30, 2019			As at December 31, 2018
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Common shares	$5,272	$—	$—	$5,762	$—	$—
Warrants	—	146	—	—	320	—
Total	$5,272	$146	$—	$5,762	$320	$—

15.       CONTRACTUAL OBLIGATIONS

In connection with its Streams, the Company has committed to purchase the following:

	Percent of life of mine production		Per ounce cash payment: Lesser of amount below and the then prevailing market price (unless otherwise noted)
Gold Stream interests
La Colorada	100%		US$650
La Bolsa	5%		US$450

Silver Stream interests
Moss	100	%(1)	20% of silver spot price
El Mochito	22.5	%(2)	25% of silver spot price

(1)         After 3.5 million ounces of silver are delivered, Maverix’s silver purchase entitlement will be 50% of the remaining life of mine silver production.

(2)         If 3.0 million ounces are delivered to Maverix prior to April 1, 2022, Maverix’s silver purchase entitlement will be 20% of life of mine silver production.

Under the El Mochito Stream, the Company may make an additional US$7.5 million payment to Ascendant in exchange for the right to purchase an additional 17.5% of the life of mine silver production from the El Mochito mine, if certain conditions are met (Note 3).